Exhibit 21.1

ScanSource, Inc.

Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Percentage of Voting Securities Owned by Immediate Parent
4100 Quest, LLC	South Carolina	100%
ScanSource Properties, LLC	South Carolina	100%
Partner Services, Inc. f/k/a ChannelMax, Inc.	South Carolina	100%
ScanSource Security Distribution, Inc.	South Carolina	100%
ScanSource Canada, Inc.	British Columbia	100%
ScanSource de Mexico S de RL de CV	Mexico	76%
Outsourcing Unlimited, Inc.	Georgia	88%
Netpoint International, Inc.	Florida	76%
ScanSource France SARL	France	100%
ScanSource Europe Limited	United Kingdom	100%
ScanSource UK Limited	United Kingdom	100%
ScanSource EDC Limited	United Kingdom	100%
ScanSource Europe SPRL	Belgium	100%
ScanSource Germany GmbH	Germany	100%
ScanSource Europe (Italia) Sede Secondaria	Italy	100%